EXHIBIT 2.3

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SOUTHWEST CAPITAL CORPORATION

ARTICLE 1 — NAME AND PURPOSE

                1.1)          The name of the corporation shall be Scanner Technologies Corporation.

                1.2)          The corporation is organized for the transaction of any lawful business which may be transacted under the New Mexico Business Corporation Act.

ARTICLE 2 – REGISTERED OFFICE AND AGENT

                2.1)          The registered office of the corporation is located at 433 Paseo de Peralta, Santa Fe, New Mexico 87501 and the name of the registered agent at that address is National Registered Agents, Inc.

ARTICLE 3 – CAPITAL STOCK

                3.1)          Authorized Shares; Establishment of Classes and Series.  The aggregate number of shares the corporation has authority to issue shall be One Hundred Million (100,000,000) shares, which shall have no par value, and which shall consist of Fifty Million (50,000,000) common shares and Fifty Million (50,000,000) preferred shares.  The Board of Directors of the corporation is authorized to establish from the preferred shares, by resolution adopted and filed in the manner provided by law, one or more series of shares, to designate each such series, and to fix the relative rights and preferences of each such series.

                3.2)          Issuance of Shares.  The Board of Directors of the corporation is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of any class or series of the corporation to such persons, at such times and upon such terms and conditions as the Board shall determine, establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined.

                3.3)          Issuance of Rights to Purchase Shares.  The Board of Directors is further authorized from time to time to grant and issue rights to subscribe for, purchase, exchange securities for, or convert securities into, shares of the corporation of any class or series, and to fix the terms, provisions and conditions of such rights, including the exchange or conversion basis or the price at which such shares may be purchased or subscribed for.

                3.4)          Issuance of Shares to Holders of Another Class or Series.  The Board is further authorized to issue shares of one class or series to holders of that class or series or to holders of another class or series to effectuate share dividends or splits.

ARTICLE 4 – RIGHTS OF SHAREHOLDERS

                4.1)          No Preemptive Rights.  No shares of any class or series of the corporation shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class or series or any other class or series of the corporation now or hereafter authorized or issued.

                4.2)          No Cumulative Voting Rights.  There shall be no cumulative voting by the shareholders of the corporation.

ARTICLE 5 – DIRECTORS

                5.1)          Written Consent.  Any action required or permitted to be taken at a Board meeting may be taken by written consent signed by all of the directors, setting forth the action so taken.

ARTICLE 6 – LIMITATION OF DIRECTOR LIABILITY

                6.1)          To the fullest extent permitted by the New Mexico Business Corporation Act, as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.